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                             October 14, 2022

       Yong (David) Yan
       Chief Executive Officer
       AlphaVest Acquisition Corp.
       420 Lexington Ave, Suite 2446
       New York, NY 10170

                                                        Re: AlphaVest
Acquisition Corp.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted September
20, 2022
                                                            CIK No. 0001937891

       Dear Yong (David) Yan:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amended Draft Registration Statement on Form S-1

       General

   1. We note your revised disclosure in response to prior comment 2 that the the enforcement of judgments obtained
in U.S. courts or foreign courts based on the civil liability provisions of the U.S.
federal securities laws would be extremely difficult. Please explain clearly the reasons for
such difficulties including the lack of reciprocity and treaties.
       Cover Page

   2. We note your response to comment 4 and we re-issue it in part. Please revise the disclosure to address
how recent statements and regulatory actions by China   s
                                                        government, such as
those related to data security or anti-monopoly concerns, has or may
 Yong (David) Yan
AlphaVest Acquisition Corp.
October 14, 2022
Page 2
      impact the company   s ability to conduct its business, accept foreign
investments, or list on
      a U.S. or other foreign exchange.
Summary, page 1

3. Refer to prior comment 9. Please include cross-references to the more detailed discussion of each of the China related risks in the prospectus.
       You may contact Frank Knapp at 202-551-3805 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or David Link at 202-551-3356 with any other questions.



                                                            Sincerely,
FirstName LastNameYong (David) Yan
                                                            Division of
Corporation Finance
Comapany NameAlphaVest Acquisition Corp.
                                                            Office of Real
Estate & Construction
October 14, 2022 Page 2
cc:       Michael J. Blankenship
FirstName LastName